United States securities and exchange commission logo





                             September 2, 2021

       Raluca Dinu
       Chief Executive Officer
       GigCapital4, Inc.
       1731 Embarcadero Road, Suite 200
       Palo Alto, California 94303

                                                        Re: GigCapital4, Inc.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed August 9,
2021
                                                            File No. 001-40031

       Dear Dr. Dinu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed August 9, 2021

       Questions and Answers about the Proposals for Stockholders
       Q: What equity stake..., page 13

   1. Please revise to disclose Ultimate's voting and economic interests in NewBigBear and note that the company
will be a "controlled company" as a result. Cross-reference to a more detailed
discussion of the implications of NewBigBear's status as a "controlled company."
       Q: What vote is required..., page 15

   2. We note your disclosure that your Initial Stockholders and the Insiders own 21.9% of your outstanding Common
Stock. Please clarify the percentage of the remaining shares that are necessary to achieve
the voting threshold necessary to approve the transaction.
 Raluca Dinu
FirstName LastNameRaluca Dinu
GigCapital4, Inc.
Comapany 2,
September NameGigCapital4,
             2021          Inc.
September
Page 2    2, 2021 Page 2
FirstName LastName
Q: What interests do our Initial Stockholders..., page 19

3. Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
4. Describe any consideration provided in exchange for the agreement that certain of your affiliates have waived their rights to participation in any redemption with respect to their initial shares.
Q: Do you have Redemption Rights?, page 20

5. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
Summary of the Proxy Statement
Impact of the Business Combination on the Company's Public Float, page 31

6. Revise your tabular disclosures to show the potential impact of interim levels of redemptions.
Cautionary Note Regarding Forward-Looking Statements, page 44

7. We note your reliance upon the safe harbor for forward-looking statement contained in the
         Private Securities Litigation Reform Act of 1995. Because the application of the safe harbor to your merger is unsettled (due in part to no definitive case law regarding its application), please condition your reliance with qualifying language that the protections of the safe harbor of the Private Securities Litigation Reform Act of 1995 may not be
         available.
Risk Factors, page 45

8. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Our public stockholders will experience dilution..., page 104

9. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders and the conversion of the convertible preferred notes, at each of the redemption levels detailed in your tabular presentation, including any needed assumptions.
 Raluca Dinu
FirstName LastNameRaluca Dinu
GigCapital4, Inc.
Comapany 2,
September NameGigCapital4,
             2021          Inc.
September
Page 3    2, 2021 Page 3
FirstName LastName
Proposal No. 1 - Approval of the Business Combination
Background of the Business Combination, page 151

10. We note your disclosure on page 155 that the March 16, 2021 projections for BigBear and its business had been "revised downwards by BigBear from those that had been initially provided" on February 9. Please explain why the projections were revised downwards.
Unaudited Prospective Financial Information, page 167

11. This section should explain in more detail the assumptions underlying your projected revenues in each segment. In addition, please explain how you estimated expenses in order to determine your gross profit projections and why you believe those estimates are reasonable. We also note that you provided Adjusted EBITDA Margin for the comparable companies. Please explain how you are able to compare non-GAAP measures across companies.
Proposal No. 3 - Classification of the Board of Directors Proposal, page 187

12. Please balance your disclosure regarding the Classification of the Board of Directors
         Proposal by including a discussion of the disadvantages to shareholders of this proposal.
Information about the Company Prior to the Business Combination
Conflicts of Interest, page 242

13. Your charter waived the corporate opportunities doctrine. Please address whether this potential conflict of interest impacted your search for an acquisition target.
Information about NewBigBear
Our Customers, page 261

14.      Please quantify the percentage of BigBear   s revenue currently
received from government
         customers as compared to commercial customers.
Revenue Mix, page 262

15. We note your disclosure that "[m]ore than 50% of our revenue came from sales of our software solutions in 2020, but this is a change from as recent as 5 years ago when less than 10% of our sales were for formal software delivery sales." Please provide the exact percentages referenced and the fiscal year referenced for "less than 10%."
Competitive Advantage, page 263

16. Please provide more information about how BigBear's "historical revenue CAGR" is calculated, including specifying the time period for which it is calculated and whether it is an average of yearly CAGR. In that regard, we note your disclosure on page 265 that executing on BigBear's pipeline "will accelerate our revenue CAGR beyond historical averages."
 Raluca Dinu
FirstName LastNameRaluca Dinu
GigCapital4, Inc.
Comapany 2,
September NameGigCapital4,
             2021          Inc.
September
Page 4    2, 2021 Page 4
FirstName LastName
Market Opportunity, page 264

17. Please provide the methodology and assumptions underlying your statements that the total addressable market for BigBear is "over $72 billion today" and "has the potential to grow to over $109 billion by 2024."
Corporate Footprint and Management, page 267

18. Please include the year in which Dr. Brothers and Messers. Frutchey and Kinley began their current positions at BigBear. Please also provide details of the business experience of each executive for the past five years, including his principal occupations and employment and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401(e) of Regulation S-
         K.
Successor 2020, Predecessor 2020, Successor Pro Forma 2020, Predecessor 2019 and
Predecessor 2018, page 276

19. We note you include a column and discussion for Successor Pro Forma 2020. We further note your statement on page 277 that this period as presented is not in accordance with
         Article 11 of Regulation S-X. Please revise your pro forma information to be consistent with Article 11 of Regulation S-X.
Description of Securities, page 307

20. Please provide the approximate number of holders of Common Stock and warrants. Refer to Item 201(b) of Regulation S-K.
Warrants, page 308

21. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
Beneficial Ownership of Securities, page 317

22. Please disclose the Sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities. Notes to Combined Financial Statements
Note B - Summary of Significant Accounting Policies
Revenue Recognition, page F-46

23. Revise to clarify the nature of the promises included in each solution you offer. Clarify whether each solution includes multiple promises and if those promises are a single performance obligation. In this regard, please provide your analysis of how you evaluated
 Raluca Dinu
GigCapital4, Inc.
September 2, 2021
Page 5
         whether a promise is distinct. Indicate whether software is delivered or accessible for your customers and whether that software is distinct. Refer to ASC 606-10-25-19. Your revenue recognition footnote should address your products and services that you describe on page 259 and 270.
Note P - Revenues, page F-69

24. We note you currently present the total amount of revenue earned from customers contributing in excess of 10% of consolidated revenues. Please revise to present the total amount of revenues from each such customer and the identity of the segment or segments reporting the revenues. Similar concerns apply to your disclosures on page F-88. Refer to
         ASC 280-10-50-42. In addition, please confirm that all revenue from external customers is attributed to the USA. Refer to ASC 280-10-50-41(a).
Notes to Condensed Consolidated Financial Statements
Note K - Equity-Based Compensation, page F-86

25. Please provide us with a breakdown of all equity awards granted to date in 2021 and leading up to the filing of the Schedule 14A, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. Compare the most recent valuations for options granted to the fair value of the shares of common stock as determined by the exchange ratio described in the Merger
         Agreement.
General

26. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your tabular presentation related to dilution.
27. Please supplementally provide us with copies of all written communications, as defined in
FirstName LastNameRaluca Dinu
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
Comapany    NameGigCapital4,
       present                   Inc. in reliance on Section 5(d) of the
Securities Act, whether or
                to potential investors
       not they
September        retain
            2, 2021     copies
                     Page 5 of the communications.
FirstName LastName
 Raluca Dinu
FirstName LastNameRaluca Dinu
GigCapital4, Inc.
Comapany 2,
September NameGigCapital4,
             2021          Inc.
September
Page 6    2, 2021 Page 6
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accountant Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff
Attorney, at (202) 551-4969 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Jeffrey C. Selman